UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS, AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-10582

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.

7480 Flying Cloud Drive

Minneapolis, Minnesota 55344-3720

Alliant Techsystems Inc.

401(k) Plan

Financial Statements as of and for the

Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of December 31, 2010,

and Report of Independent Registered Public

Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in the Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 22, 2011

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Investments — fair value	$1,616,424,399	$1,535,093,377

Receivables:
Notes receivable from participants	46,554,929	45,958,074
Employer contributions receivable	9,865,344	9,102,488
Receivable from Blackhawk Plan (Note1)	4,350,795	—
Total receivables:	60,771,068	55,060,562

Net assets available for benefits at fair value	1,677,195,467	1,590,153,939

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,624,199)	3,654,776
Net assets available for benefits	$1,674,571,268	$1,593,808,715

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Net assets availabble for benefits — Beginning of year	$1,593,808,715	$1,347,462,290

Contributions:
Participant contributions	86,530,187	93,357,827
Employer contributions	35,398,225	36,529,120
Total contributions	121,928,412	129,886,947

Investment Income
Interest income	18,079	2,457
Dividends	32,928,459	26,846,028
Net appreciation in fair value of investments	102,764,626	210,958,904
Total investment income	135,711,164	237,807,389

Interest income on notes receivable from participants	2,381,510	2,962,873

Transfer from Blackhawk Plan merger	4,350,795	—

Deductions:
Distributions to participants	183,314,243	124,040,038
Trustee and administrative fees	295,085	270,746
Total deductions	183,609,328	124,310,784

Net additions	80,762,553	246,346,425

Net assets available for benefits — end of year	$1,674,571,268	$1,593,808,715

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.                      DESCRIPTION OF THE PLAN

The following description of the Alliant Techsystems Inc. (“ATK” or the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide a retirement savings vehicle and supplemental retirement benefits to ATK employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company serves as the trustee for the Plan.

The Blackhawk Industries Product Group Unlimited, LLC (“Blackhawk”) 401(k) Savings Plan (the “Blackhawk Plan”) was merged into this Plan, effective December 31, 2010.  At December 31, 2010, this Plan had a $4,350,795 receivable balance relating to the transfer of plan assets from the Blackhawk Plan.  Employees of the Company who were participants in the Blackhawk Plan on December 31, 2010 (and all other eligible Blackhawk employees) became eligible to participate in this Plan on January 1, 2011.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made to the Plan through December 31, 2010.

a.               The Company contributes to the Plan an amount on behalf of the participants who designate pretax and/or Roth 401(k) contributions equal to a percentage of their elected salary deferrals.  The maximum pretax and/or Roth 401(k) contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines.  Contributions, including sponsor match and non-elective contributions, are also limited to the lesser of $49,000 or 100% of the participant’s pay for a plan year.  The Plan also allows the participants to make limited after-tax contributions and the Company to make a supplemental discretionary contribution. Participants age 50 and older who have met other plan contribution limitations are eligible to make catch-up contributions up to $5,500 per year.

b.              Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.               The Company matching contributions are as follows:

Nonunion participants hired or rehired on or after January 1, 2007, and certain union participants hired after July 1, 2007, who participate, receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Nonunion participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6%.

The Company shall make a non-elective contribution to the Plan for eligible non-union participants hired or rehired on or after January 1, 2007. The non-elective contributions range from 2.5% to 4.0% of eligible pay, based on age and years of service.

The Company contributes a matching contribution and any applicable non-elective contribution to the Plan for participants employed under a collective bargaining agreement, as described in the applicable collective bargaining agreement.

The Company matching contribution formula for existing employees as of January 1, 2007, is based on length of service and participation in the Company’s defined benefit plans.

Participants in most legacy Final Average Earnings (“FAE”) pension plans — Participants in FAE pension plan formulas (Honeywell, Hercules, Aerospace, Thiokol, and SEG) do not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Lake City Retirement Plan and former Federal Cartridge Pension Plan receive a 50% match on contributions up to a maximum of 6% of pre-tax and/or Roth 401(k) contributions.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new employees hired prior to January 1, 2007) — Participants with less than 15 years of service who participate in the Pension Equity Plan receive 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Eligible participants who are employed by Eagle Industries are not eligible for any Company contributions.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. The Company may also pay certain Plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions. Effective January 1, 2007, for nonunion new hires and rehires and certain union participants, the Company match is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period. Forfeitures may, at the Company’s discretion, be applied to pay for Company contributions and administrative expenses of the Plan permitted by ERISA and/or allocated to individual participant accounts.

Participant Loans — Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s non-elective contribution or Company individual retirement account balances. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Loan terms generally range from one to five years, except loans for the purchase of a primary residence, which generally range from one to ten years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions and non-elective contributions are also invested pursuant to participant direction. At December 31, 2010, the Plan offered twenty-five mutual funds or collective investment funds and one common stock fund as investment options for participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximate fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting standard in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.                      FAIR VALUE MEASUREMENTS

The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common Stock and Mutual Funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Cash equivalents — The estimated fair value of cash equivalents approximates their carrying value due to the short-term maturities of these investments.

Common/Collective Trusts: The Plan is invested in the Fidelity Managed Income Portfolio II (the “Fund”), a collective trust vehicle fund sponsored by Fidelity Management Trust Company. Investments in the Fund are valued by multiplying the investee company’s net asset value (“NAV”) per share with the number of units or shares owned at the valuation date as determined by the investee company.  NAV per share is determined by the investee company’s custodian or fund administrator by deducting from the value of the assets of the investee company all of its liabilities and the resulting number is divided by the outstanding number of shares or units.

It is the objective of the Fund to use its best efforts to maintain a stable NAV of $1 per unit and minimize credit risk.  To achieve this objective, the Fund enters into a “wrapper” contract which is an agreement by a third party, such as a bank or insurance company, to pay a portfolio the difference between the contract value and the market value of the underlying assets in the event that contract value exceeds fair market value.  The fair value of the Fund is determined by the fair value of the underlying investment securities held by the Fund, as discussed below.

Investments held by the Fund, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the Fund’s investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Fund’s investment manager.

The Fund has no unfunded commitments, nor are there any restrictions on the Plan’s ability to immediately redeem its investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

Fair Value Measurements

at December 31, 2010, Using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock	$138,689,215	$—	$—	$138,689,215
Cash equivalents	3,499,590	—	—	$3,499,590
Income funds	134,077,333	—	—	$134,077,333
Growth and income funds	323,040,963	—	—	$323,040,963
Growth funds	657,981,206	—	—	$657,981,206
International funds	93,376,223	—	—	$93,376,223
Common collective trust	—	265,759,869	—	$265,759,869
Total	$1,350,664,530	$265,759,869	$—	$1,616,424,399

Fair Value Measurements

at December 31, 2009, Using

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock	$182,151,412	$—	$—	$182,151,412
Cash equivalents	3,829,842	—	—	3,829,842
Income funds	116,994,217	—	—	116,994,217
Growth and income funds	278,173,228	—	—	278,173,228
Growth funds	568,298,703	—	—	568,298,703
International funds	94,755,219	—	—	94,755,219
Common collective trust	—	290,890,756	—	290,890,756
Total	$1,244,202,621	$290,890,756	$—	$1,535,093,377

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 are as follows:

	2010	2009
Fidelity Managed Income Portfolio II, Class 3 — 263,135,670 and 294,545,532 units, respectively	$263,135,670	$294,545,532
Fidelity Contrafund — 2,215,840 and 2,330,998 units, respectively	150,078,843	135,850,582
ATK Stock Fund — 1,863,351 and 2,063,571 shares, respectively	138,689,215	182,151,412
Dodge & Cox Balanced Fund — 1,652,880 and 1,867,460 units, respectively	116,065,255	119,573,495
TRP Mid Cap Growth - 1,810,277 and 1,646,511 units, respectively	105,955,508	78,192,811
Fidelity Diversified International Fund — 3,097,055 and 3,384,115 units, respectively	93,376,223	94,755,219
Allianz NFJ Small Cap Value I — 2,819,483 and 2,623,059 units, respectively	84,217,956	63,582,956

Investment income for the year ended December 31, 2010, is as follows:

2010
Net appreciation (depreciation) in fair value of investments:
Income funds	$943,847
Growth and income funds	28,937,254
Growth funds	94,996,539
International funds	6,230,636
ATK stock fund	(28,343,650)
Total net appreciation in fair value of investments	102,764,626
Interest	18,079
Dividends	32,928,459
Total investment income	$135,711,164

5.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing

jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.                      RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 1,863,351 and 2,063,571 shares, respectively, of common stock of ATK, the sponsoring employer, with a market value of $138,689,215 and $182,151,412, respectively. During the years ended December 31, 2010 and 2009, the Plan did not record any dividend income related to the ATK common stock.

The above transactions are exempt party-in-interest transactions.

8.                      SUBSEQUENT EVENTS

Effective January 1, 2011, the Plan was amended to include an Employee Stock Ownership Plan (“ESOP”) feature which moved the ATK Stock Fund into the ESOP.

Effective June 1, 2011, the Plan was amended to provide participants with new investment options, change the way that administrative fees are charged to participants, and change the existing loan options available to Plan participants.  Beginning June 1, 2011, each participant account with a balance will be assessed an annual $64 administrative fee which is deducted from the participant’s account on a quarterly basis.  The number of future loans that are available to participants was decreased from three to two.  Participants are now able to maintain one personal loan and one principal residence loan.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	(EIN #41-1672694)
AS OF DECEMBER 31, 2010	(Plan No. 003)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value

NOTES RECEIVABLE FROM VARIOUS PARTICIPANTS*	Participant loans receivable, maturing from 1/12/11 to 12/22/20, at interest rates of 4.25% to 11.50%	**	$46,554,929
INVESTMENTS:
Value of interest in common/collective trusts:
Fidelity Managed Income Portfolio II, Class 3 — at fair value*	Common/collective trust	**	265,759,869
Fidelity Adjustment to contract value*	Common/collective trust	**	(2,624,199)
Total interest in common/collective trusts			263,135,670

Value of interest in registered investment companies:
Fidelity Contrafund*	Regulated investment fund	**	150,078,843
Dodge & Cox Balanced Fund	Regulated investment fund	**	116,065,255
T. Rowe Price Mid Cap Growth Fund	Regulated investment fund	**	105,955,508
Fidelity Diversified International Fund*	Regulated investment fund	**	93,376,223
Allianz NFJ Small Cap Value I	Regulated investment fund	**	84,217,956
Vanguard Institutional lndex Fund	Regulated investment fund	**	81,727,243
Pimco Total Return Instrument	Regulated investment fund	**	80,627,523
Goldman Sachs Midcap Value Fund	Regulated investment fund	**	80,531,230
American Funds Growth of America R5	Regulated investment fund	**	77,872,598
Fidelity U.S. Bond Index Fund*	Regulated investment fund	**	53,449,810
Fidelity Freedom K 2020 Fund*	Regulated investment fund	**	48,456,976
Vanguard Windsor II Adm	Regulated investment fund	**	46,489,748
Fidelity Freedom K 2030 Fund*	Regulated investment fund	**	31,026,403
Fidelity Freedom K 2025 Fund*	Regulated investment fund	**	28,973,061
Fidelity Freedom K 2015 Fund*	Regulated investment fund	**	19,947,100
Fidelity Freedom K 2040 Fund*	Regulated investment fund	**	18,996,459
Frontergra Ironbridge Small Cap	Regulated investment fund	**	18,555,489
Fidelity Freedom K 2035 Fund*	Regulated investment fund	**	14,846,346
Fidelity Freedom K 2010 Fund*	Regulated investment fund	**	14,405,532
Spartan Total Market Index Fund	Regulated investment fund	**	12,552,592
Fidelity Freedom K 2045 Fund*	Regulated investment fund	**	11,105,062
Fidelity Freedom K 2050 Fund*	Regulated investment fund	**	10,441,252
Fidelity Freedom K Income*	Regulated investment fund	**	4,904,070
Fidelity Freedom K 2000 Fund*	Regulated investment fund	**	3,873,446
Total interest in registered investment funds			1,208,475,725

EMPLOYER-RELATED SECURITIES — ATK Stock*	Common stock	**	138,689,215

INTEREST-BEARING CASH EQUIVALENTS	Cash equivalents	**	3,499,590

TOTAL			$1,660,355,129

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date:  June 22, 2011